SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6

EXHIBITS

99.1	11 August 2009	Detention of employees Update 2 on the detention of employees in Shanghai

99.2	12 August 2009	Detention of employees Update 3 on the detention of employees in Shanghai

99.3	12 August 2009	Proposed public offering Cloud Peak Energy Inc. Filing of a registration statement for a proposed initial public offering

99.4	18 August 2009	Divestment Rio Tinto receives US$ 2.025 billion binding offer for the majority of Alcan Packaging businesses

99.5	21 August 2009	Divestment US Federal Trade Commission approves Jacobs Ranch transaction

99.6	25 August 2009	Project Mongolian Parliament approval of Oyu Tolgoi investment agreement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews
	Name Ben Mathews Title Secretary		Name Ben Mathews Title Assistant Secretary

Date 3 September 2009		3 September 2009